UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  November 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX

Exhibit No:

1.      Director/PDMR Shareholding  - dated 4 October 2005
2.      Document Viewing Facility   - dated 6 October 2005
3.      Director/PDMR Shareholding  - dated 7 October 2005
4.      Director/PDMR Shareholding  - dated 10 October 2005
5.      Director/PDMR Shareholding  - dated 11 October 2005
6.      Holding(s) in Company       - dated 12 October 2005
7.      Director/PDMR Shareholding  - dated 17 October 2005
8.      Director/PDMR Shareholding  - dated 18 October 2005
9.      Announcement Re Absa        - dated 24 October 2005
10.     Director/PDMR Shareholding  - dated 25 October 2005
11.     Additional Listing          - dated 27 October 2005
12.     Director/PDMR Shareholding  - dated 27 October 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 1, 2005                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: November 1, 2005                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1
                                                                  4 October 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 3 October 2005 that it had between 29 September 2005 and 30 September 2005 exercised its discretion and released a total of 549,303 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,622,580 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 2


                                                                  6 October 2005

                                  Barclays PLC

       Document available for inspection at the Document Viewing Facility

Barclays PLC announces that, in accordance with the provisions of paragraph
9.6.1 of the Listing Rules, copies of a document filed on 5 October 2005 with the US Securities and Exchange Commission and containing extracts of the previously published interim results announcement of Barclays PLC for the six months ended 30 June 2005 and certain supplemental US GAAP information have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Exhibit No. 3


                                                                  7 October 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The Company was notified on 6 October 2005 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 3 October 2005 the following directors/ Persons Discharging Managerial Responsibility (PDMRs) (or their connected persons) had received ordinary shares in the Company under the Plan for the half year ended 30 June 2005 at a price of 584.19p per share. The number of shares received, together with their total beneficial interests following the allotments are as follows:

Director/PDMR                No. of shares received        Beneficial Interest
MW Barrett                                    4,641                    302,264
Sir Richard Broadbent                            46                      6,068
SG Russell                                       38                     16,180
S Dawson                                         32                      7,822

The Company was also notified on 7 October 2005 by the Administrators of a Personal Equity Plan (the "PEP") that on 6 October 2005 the following directors/ Persons Discharging Managerial Responsibility (PDMRs) (or their connected persons) had received ordinary shares in the Company under the PEP for the half year ended 30 June 2005 at a price of 566.5p per share. The number of shares received, together with their total beneficial interests following the allotments are as follows:

Director/PDMR              No. of shares received          Beneficial Interest
SG Russell                                     41                       16,221

In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,622,580 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 4
                                                                 10 October 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 7 October 2005 that it had on 7 October 2005 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 562.50p per share:

Director/PDMR         Number of Shares
Mr G A Hoffman        22
Mr D L Roberts        22
Mr J S Varley         22
Mr L C Dickinson      18
Mr M Merson           22

The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 October 2005 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director             Beneficial Holding     Non Beneficial
                                            Holding
Mr G A Hoffman       172,486                -
Mr D L Roberts       76,956                 -
Mr J S Varley        359,992                -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,622,580 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 5


                                                                11 October 2005

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 10 October 2005 that it had on 3 October 2005 exercised its discretion and purchased 2,133,933 ordinary shares in Barclays PLC at a price of 583.68p per share and on 6 October 2005 released a total of 83,594 ordinary shares in Barclays PLC. None of the shares purchased or released were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group PSP Trust (the "PSP Trust") notified the Company on 10 October 2005 that it had on 3 October 2005 exercised its discretion and purchased a total of 228,306 shares in Barclays PLC at an average price of 581.68p per share. The participants for whom the shares were purchased are not directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 149,901,225 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6

                                                                 12 October 2005

                                  Barclays PLC

         Notification of Major Interests in Shares: Listing Rule 9.6.7
                        and s.198-202 Companies Act 1985

Barclays PLC (the "Company") has today, 12 October 2005, been informed that Legal & General Group plc and/or its subsidiaries have an interest in 225,075,261 ordinary shares of 25p each in the Company, representing 3.48% of its issued share capital, held by the following registered holders:

                                                                     Number of
                                                                        shares
HSBC Global Custody Nominee (UK) Ltd A/C 914945                      2,313,841
HSBC Global Custody Nominee (UK) Ltd A/C 923363                      1,011,478
HSBC Global Custody Nominee (UK) Ltd A/C 775237                          6,000
HSBC Global Custody Nominee (UK) Ltd A/C 942199                        636,000
HSBC Global Custody Nominee (UK) Ltd A/C 942229                        655,000
HSBC Global Custody Nominee (UK) Ltd A/C 942217                        892,033
HSBC Global Custody Nominee (UK) Ltd A/C 942205                        994,504
HSBC Global Custody Nominee (UK) Ltd A/C 942175                      1,013,904
HSBC Global Custody Nominee (UK) Ltd A/C 942187                        825,557
HSBC Global Custody Nominee (UK) Ltd A/C 775245                     23,913,964
HSBC Global Custody Nominee (UK) Ltd A/C 130007                        112,000
HSBC Global Custody Nominee (UK) Ltd A/C 357206                    147,744,733
HSBC Global Custody Nominee (UK) Ltd A/C 866203                     11,102,128
HSBC Global Custody Nominee (UK) Ltd A/C 904332                      1,309,637
HSBC Global Custody Nominee (UK) Ltd A/C 916681                        328,333
HSBC Global Custody Nominee (UK) Ltd A/C 922437                         29,400
HSBC Global Custody Nominee (UK) Ltd A/C 969995                     14,978,888
HSBC Global Custody Nominee (UK) Ltd A/C 754612                      4,090,368
HSBC Global Custody Nominee (UK) Ltd A/C 282605                      2,569,312
HSBC Global Custody Nominee (UK) Ltd A/C 360509                      9,591,450
HSBC Global Custody Nominee (UK) Ltd A/C 766793                        349,286
HSBC Global Custody Nominee (UK) Ltd A/C 824434                        216,602
HSBC Global Custody Nominee (UK) Ltd A/C 924422                        390,843

                                                       TOTAL       225,075,261

Exhibit No. 7

                                                                 17 October 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The Company was notified on 14 October 2005 by Personal Equity Plan (PEP) / Individual Savings Account (ISA) Administrators that on 14 October 2005 the following director (or his connected persons) had received ordinary shares in the Company, following the reinvestment of the Barclays dividend for the half year ended 30 June 2005, at a price of 546.5p per share. The number of shares received, together with his total beneficial interest following the allotments are as follows:

Director / PDMR            No. of shares received          Beneficial interest
GA Hoffman                                    159                      172,645

In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 149,901,225 ordinary shares in Barclays PLC. GA Hoffman, the Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 8

                                                                 18 October 2005

1. Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 17 October 2005 that it had on 10 October 2005 exercised its discretion and released a total of 98,130 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following this transaction, the trustees of all the Barclays Group employees' benefit trusts hold a total of 149,803,095 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

2. Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

In addition, the Company was notified on 17 October 2005 by Personal Equity Plan
(PEP) / Individual Savings Account (ISA) Administrators that on 14 October 2005 the following Person Discharging Managerial Responsibility (PDMR) had received ordinary shares in the Company, following the reinvestment of the Barclays dividend for the half year ended 30 June 2005, at a price of 546.5p per share. The number of shares received is as follows:

Director/PDMR                    No. of shares received
LC Dickinson                     61

Exhibit No. 9


                                  BARCLAYS PLC

                                                                 24 October 2005

Shareholders are advised that Absa, in which Barclays PLC has a shareholding of over 56%, has today made the Trading Statement set out below.

Text of Absa announcement made on Monday 24 October 2005.

Absa Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE Code: ASA)(Issuer Code: AMAGB)
(ISIN : ZAE 000013389)
("Absa" or "the Group")
Trading statement

In terms of the Listings Requirements of the JSE Limited ("the JSE Listing Requirements") a listed company is required to publish a trading statement as soon as it becomes apparent that the financial results for the next period to be reported on are expected, with a reasonable degree of certainty, to differ by at least 20% from those of the previous corresponding period.

The continued low interest rates and favourable retail trading environment have resulted in an improvement in the operating performance of the retail operations and a reduction in credit impairment levels of the Group. In addition, the strong performance of equity markets has contributed positively to the results of the Group.

Shareholders are accordingly advised that the growth in headline earnings per share and earnings per share of the Group for the six months ended 30 September 2005 versus the comparable period in 2004 is expected to be slightly in excess of twenty percent.

The forecast has not been reviewed or reported on by Absa's auditors. The Group's results for the six months ended 30 September 2005 will be released on 21 November 2005.

By order of the board

Inquiries: Eric Wasserman 011 350-5887
Grant Lewis 011 350-5386
Issued by:
Willie Roux
Investor Relations
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg.
Tel: 2711 350-4061. Fax: 2711 350-6487
E-mail: willier@absa.co.za


For further information, please contact:

Barclays PLC
Investor Relations                            Media Relations
James Johnson                                 Pam Horrell
+44 (0) 20 7116 2927                          +44 (0) 20 7116 6132

Exhibit No. 10


                                                                 25 October 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 24 October 2005 that it had on 19 October 2005 exercised its discretion and released a total of 13,377 ordinary shares in Barclays PLC. None of the shares purchased or released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 149,789,718 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 11

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 25,000,000 Ordinary shares of 25p each under the Renewed 1981 and 1991 SAYE Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Exhibit No. 12


                                                                 27 October 2005

                                  Barclays PLC

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

Dr Daniel Christiaan Cronje, a director of Barclays PLC, notified the Company on 26 October 2005 that on 26 October 2005 he had purchased 2,000 ordinary shares in the Company at a price of 551.88p per share.

Following this transaction, Dr Cronje has a total beneficial interest in 2,000 ordinary shares in Barclays PLC.